FORM 6 - K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                              As of August 4, 2006



                                  TENARIS, S.A.
                 (Translation of Registrant's name into English)


                                  TENARIS, S.A.
                           46a, Avenue John F. Kennedy
                                L-1855 Luxembourg
                    (Address of principal executive offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                         Form 20-F ___X___Form 40-F_____

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of
                                     1934.

                               Yes_____ No ___X___


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris's press release announcing its 2006 Second Quarter Results.



                 Tenaris Announces 2006 Second Quarter Results



    LUXEMBOURG--(BUSINESS WIRE)--Aug. 3, 2006--The financial and operational information contained in this press release is based on consolidated condensed interim financial statements prepared in accordance with International Financial Reporting Standards (IFRS) and presented in U.S. dollars.

    Tenaris S.A. (NYSE:TS) (BCBA:TS) (BMV:TS) (BI:TEN) ("Tenaris") today announced its results for the second quarter ended June 30, 2006 with comparison to its results for the second quarter ended June 30, 2005.


Summary of 2006 Second Quarter Results

(Comparison with first quarter of 2006 and second quarter of 2005)

                                   Q2 2006    Q1 2006      Q2 2005
Net sales (US$ million)            1,962.3  1,783.2  10% 1,744.3  12%
Operating income (US$ million)       692.8    600.9  15%   490.6  41%
Net income (US$ million)(1)          495.8    441.7  12%   341.6  45%
Shareholders' net income (US$
 million)                            471.8    419.7  12%   313.5  51%
Earnings per ADS (US$)(2)             0.80     0.71  12%    0.53  51%
Earnings per share (US$)              0.40     0.36  12%    0.27  51%
EBITDA (US$ million)                 747.9    655.6  14%   542.4  38%
EBITDA margin (% of net sales)          38%      37%          31%

(1) As required by IAS 1 (revised) as from January 1, 2005 the income for the period disclosed in the income statement does not show minority interest. Earnings per share continue to be calculated on the net income attributable solely to the equity holders of Tenaris.

(2) As of April 26, 2006, the ratio of ADSs to ordinary shares was changed from 1:10 to 1:2. Earnings per ADS are stated using the new ratio.

    Our results continue to benefit from strong global demand from the energy industry for our OCTG and other seamless pipe products. Seamless pipe shipments and production were at record highs and reflected incremental improvements in our industrial and supply chain management performance. Higher sales to the Middle East and Africa, which represented 27% of our total seamless pipe sales by volume during the quarter, compensated for lower sales in North America and reflected our strong global positioning as well as the strength of oil and gas investment activity in the region. Net sales, operating income and EBITDA all increased to record levels. Net cash provided by operations, following the payment of income taxes and an increase in working capital associated with higher net sales, was US$170.0 million and our net cash position declined following the payment of a dividend and an increase in capital expenditure.

    Market Background and Outlook

    Oil and gas companies continue to increase their exploration and production spending in response to sustained high oil and gas prices, declining production at mature fields and projected increases in global demand for oil and gas. This is resulting in increased drilling activity and demand for our seamless OCTG products. The international count of active drilling rigs, as published by Baker Hughes excluding, for comparative purposes, the rig count in Iran and Sudan, averaged 913 during the second quarter of 2006, an increase of 6% compared to the same quarter of the previous year and an increase of 2% compared to the first quarter. The corresponding percentage year on year quarterly rig count increases in the Canadian and U.S. markets, which are more sensitive to natural gas prices, were 17% and 22% respectively.
    Favorable market conditions, including relatively stable prices for our raw materials, and strong demand for our high-end seamless pipe products are helping us to record year on year sales growth and improvements in gross margins for our seamless pipe products. We expect these favorable market conditions to continue throughout the remainder of the year.
    Demand for our welded pipe products, however, is being affected by delays to gas pipeline projects in Brazil and Argentina. During the second quarter we increased sales to export projects but we expect that demand for our welded pipe products in Brazil and Argentina will continue to be affected by delays to major gas pipeline projects.

    Agreement to Acquire Maverick

    On June 12, 2006, we entered into a merger agreement pursuant to which we will acquire Maverick Tube Corporation, a leading North American producer of welded OCTG, line pipe and coiled tubing for use in oil and natural gas wells. Maverick has manufacturing facilities in the United States, Canada and Colombia and, in 2005, shipped approximately 1.3 million short tons of welded pipes. The transaction is valued at US$3,185 million, including Maverick's net debt, based on the assumption that the holders of Maverick's convertible notes elect to exercise their conversion rights pursuant to their applicable terms and conditions. We expect to finance the Maverick acquisition mainly through debt and have secured commitments to borrow up to US$2.7 billion.
    The transaction has recently received clearances from the Canadian and U.S. competition authorities. Closing, however, remains subject to certain other regulatory approvals, majority approval of Maverick's shareholders and other customary conditions and is expected to occur around the beginning of the fourth quarter.


Analysis of 2006 Second Quarter Results
(metric tons)

         Sales volume           Q2 2006  Q2 2005  Increase/(Decrease)
North America                   184,000  233,000                 (21%)
Europe                          188,000  165,000                  14%
Middle East & Africa            210,000  127,000                  65%
Far East & Oceania               80,000   99,000                 (19%)
South America                   103,000  124,000                 (17%)
Total seamless pipes            765,000  747,000                   2%
Welded pipes                     82,000  158,000                 (48%)
Total steel pipes               847,000  905,000                  (6%)

    Sales volume of seamless pipes increased by 2% to 765,000 tons in the second quarter of 2006 from 747,000 tons in the same period of 2005. We recorded a substantial increase in sales volume in the Middle East and Africa reflecting high demand for our OCTG products, as well as increased sales of our line pipe products for flowlines and oil and gas processing plants, in the region. Sales in North America were affected primarily by lower drilling activity in Mexico and lower sales of line pipe in the USA and Canada. Sales in Europe increased due to higher sales of line pipe products to process and power plant customers.
    Sales volumes of welded pipes decreased by 48% to 82,000 tons in the second quarter of 2006 from 158,000 tons in the same period of 2005. The decrease in sales was due to substantially reduced demand for welded pipes for gas pipeline projects in Brazil and Argentina.


(US$ million)

           Net sales            Q2 2006  Q2 2005  Increase/(Decrease)
Seamless pipes                  1,636.9  1,307.9                  25%
Welded pipes(a)                   130.3    255.4                 (49%)
Energy                            122.2    112.2                   9%
Others                             72.9     68.8                   6%
Total                           1,962.3  1,744.3                  12%

(a) Includes other metallic products produced by Confab, our Brazilian welded pipe subsidiary

    Net sales in the quarter ended June 30, 2006 increased 12% to US$1,962.3 million, compared to US$1,744.3 million in the corresponding quarter of 2005. Net sales of seamless pipes rose by 25%, due primarily to higher sales of high-end products and higher selling prices for most of our products. Net sales of welded pipes, which included US$13 million in sales of other metallic products in the second quarter of 2006 and US$12 million of such sales in the second quarter of 2005, fell by 49% due primarily to the decline in sales volume. Net sales of energy rose by 9% due to higher Italian gas and electric energy prices.


(percentage of net sales)

Cost of sales                Q2 2006             Q2 2005
Seamless pipes                   46%                 55%
Welded pipes                     76%                 67%
Energy                           96%                 99%
Others                           74%                 61%
Total                            52%                 60%

    Cost of sales, expressed as a percentage of net sales, decreased to 52% in the second quarter of 2006, compared to 60% in the same period of 2005 reflecting higher gross margins on our sales of seamless pipe products and a higher proportion of seamless pipe sales in total sales. Cost of sales for seamless pipe products, expressed as a percentage of net sales, decreased to 46% in the second quarter of 2006 compared to 55% in the same period of 2005 reflecting a higher proportion of higher-margin, high-end products in the product mix and higher selling prices for most of our products.
    Selling, general and administrative expenses, or SG&A, increased as a percentage of net sales to 12.7% in the quarter ended June 30, 2006 compared to 12.2% in the corresponding quarter of 2005 due primarily to higher commissions, freight and other selling expenses reflecting higher export sales of welded pipes and higher labor costs.
    Net financial income was US$4.1 million in the second quarter of 2006, compared to a net financial expense of US$42.6 million in the same period of 2005. Net interest expense was US$1.2 million in the second quarter of 2006 compared to US$11.5 million in the same period of 2005, primarily reflecting changes in our net debt position. A gain of US$6.2 million on net foreign exchange transactions and the changes in fair value of derivative instruments was recorded in the second quarter of 2006, compared to a loss of US$32.7 million during the second quarter of 2005. These gains and losses on net foreign exchange transactions and the changes in fair value of derivative instruments are to a large extent offset by changes to our net equity position and arise due to the fact that many of our subsidiaries prepare their financial statements in currencies other than the US dollar in accordance with IFRS.
    Equity in earnings of associated companies generated a gain of US$25.6 million in the second quarter of 2006, compared to a gain of US$38.3 million in the second quarter of 2005. The gain in the second quarter of 2006 was derived mainly from our 11.5% equity shareholding in Ternium and the gain in the second quarter of 2005 was derived mainly from our prior investment in Sidor.
    Income tax charges totalled US$226.7 million in the second quarter of 2006, equivalent to 33% of income before equity in earnings of associated companies and income tax.
    Income attributable to minority interest decreased to US$24.0 million in the second quarter of 2006, compared to US$28.2 million in the corresponding quarter of 2005 reflecting weaker operating and financial results at our Confab subsidiary, which was partially offset by an improvement in operating and financial results at our NKKTubes subsidiary.

    Cash Flow and Liquidity

    Net cash provided by operations during the second quarter of 2006 was US$170.0 million. Income tax payments during the quarter exceeded accruals by US$173.6 million as we paid a substantial proportion of our annual income taxes during the quarter. Working capital increased by US$195.3 million during the second quarter. Trade receivables increased by US$168.5 million and trade payables by US$78.0 million as quarterly net sales increased. Inventories increased by US$59.1 million and customer advances declined by US$32.5 million.
    Capital expenditures increased to US$99.6 million for the second quarter of 2006 compared to US$84.3 million in the second quarter of 2005 and are expected to remain higher than last year's levels in the second half as we implement our program to increase capacity for high-end products.
    Tenaris became net cash positive during the first quarter of 2006 but this net cash position was reduced during the second quarter as net cash provided by operations was used to fund capital expenditures and pay an end of year dividend. Our net cash position (cash and cash equivalents and other current investments less borrowings) was US$82.2 million at June 30, 2006 compared to net debt of US$183.0 million at December 31, 2005. Total financial debt was US$990.4 million at June 30, 2006, a slight decrease from US$1,010.3 million at December 31, 2005.

    Analysis of 2006 First Half Results

    Net income attributable to equity holders in the company during the first half of 2006 was US$891.5 million, or US$0.76 per share (US$1.51 per ADS), or 24% of net sales, which compares with net income attributable to equity holders in the company during the first half of 2005 of US$577.7 million, or US$0.49 per share (US$0.98 per ADS), or 18% of net sales. Operating income was US$1,293.7 million, or 35% of net sales, compared to US$896.3 million, or 28% of net sales. Operating income plus depreciation and amortization was US$1,403.5 million, or 37% of net sales, compared to US$1,000.0 million, or 31% of net sales.


(metric tons)

       Sales volume          H1 2006    H1 2005   Increase/(Decrease)
North America                 385,000    453,000                 (15%)
Europe                        373,000    344,000                   8%
Middle East & Africa          359,000    228,000                  57%
Far East & Oceania            162,000    200,000                 (19%)
South America                 201,000    225,000                 (11%)
Total seamless pipes        1,480,000  1,449,000                   2%
Welded pipes                  147,000    267,000                 (45%)
Total steel pipes           1,627,000  1,717,000                  (5%)

(US$ million)

       Net sales             H1 2006    H1 2005   Increase/(Decrease)
Seamless pipes                3,077.9    2,413.1                  28%
Welded pipes(a)                 244.9      415.9                 (41%)
Energy                          283.8      256.2                  11%
Others                          138.8      112.1                  24%
Total                         3,745.4    3,197.2                  17%

(a) Includes other metallic products produced by Confab, our Brazilian welded pipe subsidiary

    Net sales in the six months ended June 30, 2006 increased 17% to US$3,745.4 million, compared to US$3,197.2 million in the corresponding six months of 2005. Net sales of seamless pipes rose by 28%, due primarily to higher sales of high-end products and higher selling prices for all products. Net sales of welded pipes, which included US$24 million of other metallic products in the first half of 2006 and US$29 million of such sales in the first half of 2005, fell by 41% due to the decline in sales for gas pipeline projects in Brazil and Argentina. Net sales of energy rose by 11% due to higher Italian gas and electric energy prices.


(percentage of net sales)

Cost of sales                        H1 2006                 H1 2005
Seamless pipes                           47%                     55%
Welded pipes                             71%                     66%
Energy                                   96%                     97%
Others                                   73%                     59%
Total                                    53%                     60%


    Cost of sales, expressed as a percentage of net sales, decreased to 53% in the first half of 2006, compared to 60% in the same period of 2005 reflecting higher gross margins on our sales of seamless pipe products and a higher proportion of seamless pipe sales in total sales. Cost of sales for seamless pipe products, expressed as a percentage of net sales, decreased to 47% in the first half of 2006 compared to 55% in the same period of 2005 reflecting a higher proportion of higher-margin, high-end products in the product mix and higher selling prices for our products.
    Selling, general and administrative expenses, or SG&A, remained stable as a percentage of net sales at 12.5% in the six months ended June 30, 2006 compared to 12.4% in the corresponding six months of 2005.
    Net financial income was US$14.7 million in the first half of 2006, compared to a net financial expense of US$84.5 million in the same period of 2005. Net interest expense was US$0.6 million in the first half of 2006 compared to US$21.0 million in the same period of 2005, primarily reflecting changes in the net debt position. A gain of US$15.0 million on net foreign exchange transactions and the changes in fair value of derivative instruments was recorded in the first half of 2006, compared to a loss of US$66.6 million during the first half of 2005. These gains and losses on net foreign exchange transactions and the changes in fair value of derivative instruments are to a large extent offset by changes to our net equity position and arise due to the fact that many of our subsidiaries prepare their financial statements in currencies other than the US dollar in accordance with IFRS.
    Equity in earnings of associated companies generated a gain of US$47.1 million in the first half of 2006, compared to a gain of US$68.4 million in the first half of 2005. The gain in the first half of 2006 was derived mainly from our 11.5% equity shareholding in Ternium and the gain in the first half of 2005 was derived mainly from our prior investment in Sidor.
    Income tax charges totalled US$418.0 million in the first half of 2006, equivalent to 32% of income before equity in earnings of associated companies and income tax.
    Income attributable to minority interest was US$46.0 million in the first half of 2006, compared to US$43.9 million in the first half of 2005 as better operating and financial results at our NKKTubes subsidiary were largely offset by weaker operating and financial results at our Confab subsidiary.
    Some of the statements contained in this press release are "forward-looking statements." Forward-looking statements are based on management's current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.


Consolidated condensed interim income statement

                        Three-month period       Six-month period
                           ended June 30,         ended June 30,
                      ----------------------- -----------------------
(all amounts in
 thousands of U.S.
 dollars)                2006        2005        2006        2005
                      ----------- ----------- ----------- -----------
                                        (Unaudited)
Net sales              1,962,265   1,744,311   3,745,417   3,197,238
Cost of sales         (1,019,036) (1,043,774) (1,991,528) (1,908,902)
                      ----------- ----------- ----------- -----------
Gross profit             943,229     700,537   1,753,889   1,288,336
Selling, general and
 administrative
 expenses               (248,492)   (212,510)   (466,376)   (397,593)
Other operating
 income (expenses),
 net                      (1,939)      2,602       6,191       5,569
                      ----------- ----------- ----------- -----------
Operating income         692,798     490,629   1,293,704     896,312
Financial income
 (expenses), net           4,065     (42,643)     14,661     (84,450)
                      ----------- ----------- ----------- -----------
Income before equity
 in earnings of
 associated companies
 and income tax          696,863     447,986   1,308,365     811,862
Equity in earnings of
 associated companies     25,551      38,279      47,072      68,442
                      ----------- ----------- ----------- -----------
Income before income
 tax                     722,414     486,265   1,355,437     880,304
Income tax              (226,650)   (144,645)   (417,983)   (258,714)
                      ----------- ----------- ----------- -----------
Income for the period    495,764     341,620     937,454     621,590

Attributable to:
Equity holders of the
 Company                 471,771     313,456     891,459     577,690
Minority interest         23,993      28,164      45,995      43,900
                      ----------- ----------- ----------- -----------
                         495,764     341,620     937,454     621,590
                      ----------- ----------- ----------- -----------

Consolidated condensed interim balance sheet

(all amounts in
 thousands of U.S.
 dollars)                 At June 30, 2006      At December 31, 2005
                        ---------------------   ---------------------
                             (Unaudited)
ASSETS
Non-current assets
  Property, plant and
   equipment, net       2,319,381               2,230,038
  Intangible assets,
   net                    164,993                 159,099
  Investments in
   associated companies   355,652                 257,234
  Other investments        25,711                  25,647
  Deferred tax assets     213,715                 194,874
  Receivables              27,706  3,107,158       65,852  2,932,744
                        ----------              ----------

Current assets
  Inventories           1,550,704               1,376,113
  Receivables and
   prepayments            182,332                 143,282
  Current tax assets      127,163                 102,455
  Trade receivables     1,458,265               1,324,171
  Other investments       296,437                 119,907
  Cash and cash
   equivalents            776,146  4,391,047      707,356  3,773,284
                        ---------- ----------   ---------- ----------

Total assets                       7,498,205               6,706,028

EQUITY
Capital and reserves
 attributable to the
 Company's equity
 holders
  Share capital         1,180,537               1,180,537
  Legal reserves          118,054                 118,054
  Share premium           609,733                 609,733
  Currency translation
   adjustments            (62,218)                (59,743)
  Other reserves           29,331                   2,718
  Retained earnings     2,343,729  4,219,166    1,656,503  3,507,802
                        ----------              ----------

Minority interest                    304,525                 268,071
                                   ----------              ----------
Total equity                       4,523,691               3,775,873
                                   ----------              ----------

LIABILITIES
Non-current liabilities
  Borrowings              584,962                 678,112
  Deferred tax
   liabilities            354,716                 353,395
  Other liabilities       159,661                 154,378
  Provisions               48,464                  43,964
  Trade payables              703  1,148,506        1,205  1,231,054
                        ----------              ----------

Current liabilities
  Borrowings              405,389                 332,180
  Current tax
   liabilities            345,605                 452,534
  Other liabilities       178,955                 138,875
  Provisions               37,976                  36,945
  Customer advances        96,753                 113,243
  Trade payables          761,330  1,826,008      625,324  1,699,101
                        ---------- ----------   ---------- ----------

Total liabilities                  2,974,514               2,930,155
                                   ----------              ----------

Total equity and
 liabilities                       7,498,205               6,706,028


Consolidated condensed interim cash flow statement

                              Three-month period   Six-month period
                                 ended June 30,      ended June 30,
                              ------------------- -------------------
(all amounts in thousands of
 U.S. dollars)                  2006      2005      2006      2005
                              --------- --------- --------- ---------
                                            (Unaudited)
Cash flows from operating
 activities
Income for the period          495,764   341,620   937,454   621,590
Adjustments for:
Depreciation and amortization   55,115    51,766   109,790   103,743
Income tax accruals less
 payments                     (173,618)   (1,722)  (90,160)   35,756
Equity in earnings of
 associated companies          (25,551)  (38,279)  (47,072)  (68,442)
Interest accruals less
 payments, net                  (6,756)    3,866    (1,464)    6,210
Income from disposal of
 Investment                          -         -    (6,933)        -
Changes in provisions            4,800     1,649     5,531    (2,636)
Proceeds from Fintecna
 arbitration award net of BHP
 settlement                          -         -         -    66,594
Changes in working capital    (195,284) (124,228) (219,541) (334,106)
Other, including currency
 translation adjustment         15,525    28,323    26,472    16,979
                              --------- --------- --------- ---------
Net cash provided by
 operating activities          169,995   262,995   714,077   445,688
                              --------- --------- --------- ---------

Cash flows from investing
 activities
Capital expenditures           (99,572)  (84,318) (169,101) (131,634)
Acquisitions of subsidiaries    (9,301)  (47,892)  (39,110)  (47,930)
Proceeds from disposal of
 property, plant and
 equipment and intangible
 assets                          1,568     1,448     3,388     2,890
Dividends and distributions
 received from associated
 companies                           -    21,598         -    41,118
Changes in restricted bank
 deposits                          (21)   37,314       627     9,634
Reimbursement from trust
 funds                               -         -         -   119,666
Investments in short terms
 securities                      1,120         -  (176,530)        -
                              --------- --------- --------- ---------
Net cash used in  investing
 activities                   (106,206)  (71,850) (380,726)   (6,256)
                              --------- --------- --------- ---------
Cash flows from financing
 activities
Dividends paid                (204,233) (199,511) (204,233) (199,511)
Dividends paid to minority
 interest in subsidiaries       (8,420)   (2,730)  (16,001)   (2,730)
Proceeds from borrowings       133,478   247,494   234,563   645,763
Repayments of borrowings      (115,558) (217,825) (270,159) (734,247)
                              --------- --------- --------- ---------
Net cash used in financing
 activities                   (194,733) (172,572) (255,830) (290,725)
                              --------- --------- --------- ---------
(Decrease) / Increase in cash
 and cash equivalents         (130,944)   18,573    77,521   148,707

Movement  in cash and cash
 equivalents
At beginning of the period     887,222   423,660   680,591   293,824
Effect of exchange rate
 changes                        (4,019)  (11,949)   (5,853)  (12,247)
(Decrease) / Increase in cash
 and cash equivalents         (130,944)   18,573    77,521   148,707
At June 30,                    752,259   430,284   752,259   430,284

Cash and cash equivalents                     At June 30,
                               -------------------------------------
                                 2006      2005     2006      2005
Cash and bank deposits         776,146   450,586   776,146   450,586
Bank overdrafts                (22,466)  (16,436)  (22,466)  (16,436)
Restricted bank deposits        (1,421)   (3,866)   (1,421)   (3,866)
                               752,259   430,284   752,259   430,284




    CONTACT: Tenaris
             Nigel Worsnop, 1-888-300-5432
             www.tenaris.com

                                    SIGNATURE




Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: August 4, 2006



                                  Tenaris, S.A.




By: /s/ Cecilia Bilesio
------------------------
Cecilia Bilesio
Corporate Secretary